SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer 33.042.730/0001-04	CSN MINERAÇÃO S.A. Publicly Held Company Corporate Taxpayer 08.902.291/0001-15

Material Fact

Companhia Siderúrgica Nacional ("CSN”) and CSN Mineração S.A. ("CSN Mineração") (jointly “Companies") inform its shareholders and the market in general that signed, on this date, a Pre-Payment Export Financing Agreement, in the total amount of up to US$ 1.4 billion and a final term of 12 years, with up to US$ 980 million to be granted by JAPAN BANK FOR INTERNATIONAL COOPERATION, and up to US$ 420 million to be granted by a syndicate of banks formed by BNP PARIBAS (acting through its TOKYO BRANCH), CITIBANK, N.A., TOKYO BRANCH, CRÉDIT AGRICOLE CORPORATE & INVESTMENT BANK, TOKYO BRANCH, JPMORGAN CHASE BANK, N.A., TOKYO BRANCH, SUMITOMO MITSUI TRUST BANK, LIMITED, NEW YORK BRANCH and SUMITOMO MITSUI BANKING CORPORATION, secured by Nippon Export and Investment Insurance (“NEXI”), whose coverage will be 97.5% credit risk and 100% political risk. This operation aims to support the Companies in its projects to build a new pellet feed plant (P15) in the Casa de Pedra mine, aiming to ensure the supply of high-quality iron ore to its customers, helping in their decarbonization strategies for the steel sector.

This transaction represents the continuation by the Companies of the strategy to finance their growth using appropriate instruments for long-term projects.

The consummation of this transaction is subject to the fulfillment of usual precedent conditions for this type of operation, including the signing of an offtake agreement with a Japanese customer for part of the volume.

São Paulo, March 30, 2023.

Marcelo Cunha Ribeiro Executive Director of Investor Relations Companhia Siderúrgica Nacional	Pedro Barros Mercadante Oliva Investor Relations Officer CSN Mineração S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.